SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File No. 1-8887

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 — 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form  40-F ☒

Exhibits 99.1, 99.2 and 99.3 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statement under the Securities Act of 1933, as amended: Form F-10 (File No. 333-283633).

EXHIBIT INDEX

99.1	Underwriting Agreement, dated February 19, 2025, by and among TransCanada PipeLines Limited, Deutsche Bank Securities Inc., J.P Morgan Securities LLC, SMBC Nikko Securities America, Inc., for themselves and as representatives of the several underwriters named therein, and, solely for purposes of Sections 2(a), 2(b) and 2(c) thereof, TC Energy Corporation.

99.2	Consent of Blake, Cassels & Graydon LLP.

99.3	Consent of White & Case LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2025	TRANSCANADA PIPELINES LIMITED

	By:	/s/ Jane M. Brindle
	Name:	Jane M. Brindle
	Title:	Vice-President, Law and Corporate Secretary